September 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Esq.

Re:	Callisto Pharmaceuticals, Inc. Form S-3 filed September 12, 2005 File No. 333-128254

Dear Mr. Riedler:

This letter sets forth the responses of Callisto Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2005 concerning the Company’s Registration Statement on Form S-3 (File No. 333-128254) filed with the Commission on September 12, 2005 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated September 16, 2005. References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form S-3 which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form S-3

Incorporation of Documents by Reference, page 5

1.	Please revise to specifically incorporate by reference your initial Form 10-K filed on March 30, 2005.

On page 5 of Amendment No. 1 to Form S-3 we have specifically incorporated by reference our initial Form 10-K filed on March 30, 2005.

2.	Please revise to include the dates in which the periodic reports you incorporate by reference were filed with the Commission.

On page 5 of Amendment No. 1 to Form S-3 we have included the dates in which the specific reports incorporated by reference were filed with the Commission.

3.	In addition, when incorporating by reference, please include the file number of such previously filed document. See Rule 411(d) of Regulation C.

On page 5 of Amendment No. 1 to Form S-3 we have included the file number, as applicable, of such previously filed documents.

4.
Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any selling shareholders are registered broker-dealers, please revise to identify such parties as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation. If any of the selling shareholders are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has not agreement [sic] to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

On page 17 of Amendment No.1 to Form S-3 we have identified Credit Suisse First Boston as the nominee for RAB American Opportunities Fund Ltd. To our knowledge no other selling stockholders are broker-dealers or are affiliated with broker-dealers.

Very truly yours, /s/ Jeffrey J. Fessler